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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   ------------------------------------------

                                  SCHEDULE TO/A

                          TENDER OFFER STATEMENT UNDER
  Section 14(d)(1) or Section 13(e) (1) of the Securities Exchange Act of 1934

                         EVERFLOW EASTERN PARTNERS, L.P.
                                (Name of Issuer)

                    EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
                        (Name of Person Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                                          Copy to:
   Thomas L. Korner, President                    Michael D. Phillips, Esq.
 Everflow Eastern Partners, L.P.                Calfee, Halter & Griswold LLP
      585 West Main Street                     1400 McDonald Investment Center
      Canfield, Ohio  44406                          800 Superior Avenue
          (330)533-2692                            Cleveland, Ohio  44114
                                                        (216)622-8200
(Name, Address and Telephone Number
  of Person Authorized to Receive
   Notices and Communications on
    Behalf of Person Filing
          Statement)


                                 April 30, 2001
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

----------------------------------------------------- --------------------------

      Transaction Valuation: 588,866 Units of             Amount of Filing Fee*
Limited Partnership Interest at $    9.73    per Unit        $      1,146.00
                                -----------
----------------------------------------------------- --------------------------
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
[ ]    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
       Amount Previously Paid:                                                  Not Applicable
                              -----------------------------------------
       Form of Registration No.:                                                Not Applicable
                                ---------------------------------------
       Filing Party:                                                            Not Applicable
                    ---------------------------------------------------
       Date Filed:                                                              Not Applicable
                  -----------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.
[X]    issuer tender offer subject to Rule 13e-4.
                                      ----------
[ ]    going-private transaction subject to Rule 13e-3.
                                            ----------
[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.
[X]
*   Previously Paid
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         On April 30, 2001, Everflow Eastern Partners, L.P., a Delaware limited partnership (the "Company") offered to purchase up to 588,866 of its units of limited partnership interests (the "Units") at a price of $9.73 per Unit in cash (the "Purchase Price"), upon certain terms and conditions (the "Offer to Purchase"). Effective June 30, 2001, the Company accepted an aggregate of 117,488 Units at a price of $9.73 per Unit, net to Sellers in cash, for an aggregate amount of $1,143,158.24. Immediately after the acceptance of the tendered Units by the Company, there were 5,771,174 Units outstanding.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      August 7, 2001            EVERFLOW EASTERN PARTNERS, L.P.

                                     By:    EVERFLOW MANAGEMENT LIMITED, LLC
                                            General Partner

                                     By:    EVERFLOW MANAGEMENT CORPORATION
                                            Managing Member


                                     By:    /s/William A. Siskovic
                                            -----------------------------------
                                                William A. Siskovic
                                                Vice President and Treasurer